AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 1996
                           REGISTRATION NO. 333-_____


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------

                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------
A.    EXACT NAME OF TRUST:
           Glickenhaus Value Portfolios, The 1997 Equity Collection, Series I

B.    NAME OF DEPOSITORS:
           Glickenhaus & Co.

C.    COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:
                                                Glickenhaus & Co.
                                                6 East 43rd Street
                                                New York, New York 10017

D.    NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                COPY OF COMMENTS TO:
      SETH M. GLICKENHAUS                       MICHAEL R. ROSELLA, Esq.
      Glickenhaus & Co.                         Battle Fowler LLP
      6 East 43rd Street                        75 East 55th Street
      New York, New York 10017                  New York, New York 10022
                                                (212) 856-6858

E.    TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
           An indefinite number of Units of Glickenhaus Value Portfolios, The 1997 Equity Collection, Series I is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:
           Indefinite

G.    AMOUNT OF FILING FEE:
           Not Required

H.    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
           As soon as practicable after the effective date of the Registration Statement.
           _____ Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.


The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

360838.1

                          GLICKENHAUS VALUE PORTFOLIOS
                      THE 1997 EQUITY COLLECTION, SERIES I

                              CROSS-REFERENCE SHEET

                      Pursuant to Rule 404 of Regulation C
                        Under the Securities Act of 1933

                  (Form N-8B-2 Items Required by Instruction as
                         to the Prospectus in Form S-6)


         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS

                     I. ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust..........................................    Front cover of Prospectus
     (b)  Title of securities issued.............................    Front cover of Prospectus
2.   Name and address of each depositor..........................    Sponsor
3.   Name and address of trustee.................................    Trustee
4.   Name and address of principal underwriters..................    Sponsor, Underwriting Account, Back
                                                                     Cover
5.   State of organization of trust..............................    Organization
6.   Execution and termination of trust agreement................    The Trust, Amendment and Termination of
                                                                     the Trust Agreement
7.   Changes of name.............................................    Not Applicable
8.   Fiscal year.................................................    Not Applicable
9.   Litigation..................................................      None

                         II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer securities........................    Rights of Unit Holders
     (b)  Cumulative or distributive securities..................    Rights of Unit Holders
     (c)  Redemption.............................................    Rights of Unit Holders
     (d)  Conversion, transfer, etc..............................    Rights of Unit Holders
     (e)  Periodic payment plan..................................    Not Applicable
     (f)  Voting rights..........................................    Amendment and Termination of the Trust
                                                                     Agreement
     (g)  Notice to certificateholders...........................    Right of Unit Holders--Reports and
                                                                     Records, Sponsor--Responsibility,
                                                                     Trustee--Resignation Amendment and
                                                                     Termination of
                                                                     the Trust Agreement--Amendment
     (h)  Consents required......................................    Sponsor--Responsibility, Amendment and
                                                                     Termination of the Trust Agreement
     (i)  Other provisions.......................................    The Trust--Tax Status
11.  Type of securities comprising units.........................    Objectives, Portfolio
12.  Certain information regarding periodic payment
     certificates................................................    Not Applicable


                                                                  i
360838.1



         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS



13.  (a)  Load, fees, expenses, etc..............................    Summary of Essential Information, The
                                                                     Trust--Expenses and Charges, Public
                                                                     Offering--Offering Price, Public Offering--Market for Units,
                                                                     Public Offering--Sponsor's and Underwriter's Profits
     (b)  Certain information regarding periodic
          payment certificates...................................    Not Applicable
     (c)  Certain percentages....................................    Public Offering--Offering Price
     (d)  Other loads, fees, expenses............................    Rights of Unit Holders--Certificates
     (e)  Certain profits receivable by depositors,
          principal underwriters, trustee or
          affiliated persons.....................................    Public Offering--Offering Price, Public
                      Offering--Sponsor's and Underwriter's
                                                                     Profits, Rights of Unit Holders--Redemption--Purchase by
                                                                     the Sponsor of
                                                                     Units Tendered for Redemption
     (f)  Ratio of annual charges to income......................    Not Applicable
14.  Issuance of trust's securities..............................    The Trust, Rights of Unit Holders--Certificates
15.  Receipt and handling of payments from purchasers............    Public Offering--Offering Price, Public
                      Offering--Sponsor's and Underwriter's
                    Profits, Amendment and Termination of the
                                                                     Trust Agreement
16.  Acquisition and disposition of underlying
     securities..................................................    Organization, Objectives, Portfolio,
                                                                     Sponsor--Responsibility
17.  Withdrawal or redemption....................................    Public Offering--Market for Units, Rights
                                                                     of Unit Holders--Redemption
18.  (a)  Receipt, custody and disposition of income.............    Portfolio--General Considerations, The
                                                                     Trust--Insurance on the Bonds, Public
                                                                     Offering--Offering Price, Rights of Unit
                                                                     Holders--Distribution of Interest and
                                                                     Principal, Rights of Unit Holders--Reports
                                                                     and Records, Amendment and Termination
                                                                     of the Trust Agreement
     (b)  Reinvestment of distributions..........................    Automatic Accumulation Account
     (c)  Reserves or special funds..............................    The Trust--Expenses and Charges--Other
                                                                     Charges, Rights of Unit Holders--Distribution
                                                                     of Interest and Principal,
                                                                     Amendment and Termination of the Trust
                                                                     Agreement
     (d)  Schedule of distributions..............................    Not Applicable
19.  Records, accounts and reports...............................    Rights of Unit Holders--Reports and
                                                                     Records; Rights of Unit Holders--Distribution
                                                                     of Interest and Principal,
                                                                     Amendment and Termination of the Trust
                                                                     Agreement

                                                                  ii
360838.1



         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS



20.  Certain miscellaneous provisions of trust
      agreement
     (a)  Amendment..............................................    Sponsor--Resignation, Trustee--Resignation,
                                                                     Trustee--Limitations on Liability,
                     Amendment and Termination of the Trust
                                                                     Agreement
     (b)  Termination............................................    Sponsor--Resignation, Trustee--Resignation,
                                                                     Trustee--Limitations on Liability,
                     Amendment and Termination of the Trust
                                                                     Agreement
     (c) and (d) Trustee, removal and successor..................    Sponsor--Resignation, Trustee--Resignation,
                                                                     Trustee--Limitations on Liability,
                     Amendment and Termination of the Trust
                                                                     Agreement
     (e) and (f) Depositor, removal and successor................    Sponsor--Resignation, Trustee--Resignation,
                                                                     Trustee--Limitations on Liability,
                     Amendment and Termination of the Trust
                                                                     Agreement
21.  Loans to security holders...................................    Not Applicable
22.  Limitations on liability....................................    Portfolio, Sponsor--Limitations on Liability,
                                                                     Trustee--Limitations on Liability
23.  Bonding arrangements........................................    Additional Information--Item A
24.  Other material provisions of trust agreement................    Not Applicable

                         III.  Organization, Personnel and Affiliated Persons of Depositor

25.  Organization of depositor...................................    Sponsor
26.  Fees received by depositor..................................    Not Applicable
27.  Business of depositor.......................................    Sponsor
28.  Certain information as to officials and affiliated
     persons of depositor........................................    Contents of Registration Statement
29.  Voting securities of depositor..............................    Not Applicable
30.  Persons controlling depositor...............................    Not Applicable
31.  Payments by depositor for certain services
     rendered to trust...........................................    Not Applicable
32.  Payments by depositor for certain other services
     rendered to trust...........................................    Not Applicable
33.  Remuneration of employees of depositor for
     certain services rendered to trust..........................    Not Applicable
34.  Remuneration of other person for certain services
     rendered to trust...........................................    Not Applicable

                                  IV.  Distribution and Redemption of Securities

35.  Distribution of trust's securities by states................    Public Offering--Distribution of Units
36.  Suspension of sales of trust's securities...................    Not Applicable

                                                                  iii
360838.1



         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS



37.  Revocation of authority to distribute.......................    Not Applicable
38.  (a)  Method of distribution.................................    Public Offering--Distribution of Units,
                                                                     Underwriting Account, Public Offering--
                                                                     Sponsor's and Underwriter's Profits
     (b)  Underwriting agreements................................    Public Offering--Distribution of Units,
                                                                     Underwriting Account, Public Offering--
                                                                     Sponsor's and Underwriter's Profits
     (c)  Selling agreements.....................................    Public Offering--Distribution of Units,
                                                                     Underwriting Account, Public Offering--
                                                                     Sponsor's and Underwriter's Profits
39.  (a)  Organization of principal underwriters.................    Sponsor
     (b)  N.A.S.D. membership of principal
          underwriters...........................................    Sponsor
40.  Certain fees received by principal underwriters.............    Not Applicable
41.  (a)  Business of principal underwriters.....................    Sponsor
     (b)  Branch offices of principal underwriters...............    Not Applicable
     (c)  Salesmen of principal underwriters.....................    Not Applicable
42.  Ownership of trust's securities by certain persons..........    Not Applicable
43.  Certain brokerage commissions received by
     principal underwriters......................................    Not Applicable
44.  (a)  Method of valuation....................................    Public Offering--Market for Units, Public
                                                                     Offering--Offering Price, Public
                                                                     Offering--Distribution of Units
     (b)  Schedule as to offering price..........................    Not Applicable
     (c)  Variation in offering price to certain
          persons................................................    Public Offering--Offering Price, Public
                                                                     Offering--Distribution of Units
45.  Suspension of redemption rights.............................    Not Applicable
46.  (a)  Redemption valuation...................................    Rights of Unit Holders--Redemption--
                                                                     Computation of Redemption Price per Unit
     (b)  Schedule as to redemption price........................    Not Applicable
47.  Maintenance of position in underlying securities............    Public Offering--Market for Units; Public
                                                                     Offering--Sponsor's and Underwriter's
                                                                     Profits, Rights of Unit Holders--
                                                                     Redemption--Purchase by the Sponsor of
                                                                     Units Tendered for Redemption, Rights of
                                                                     Unit Holders--Redemption--Computation of
                                                                     Redemption Price per Unit

                                V.  Information Concerning the Trustee or Custodian

48.  Organization and regulation of trustee......................    Trustee
49.  Fees and expenses of trustee................................    The Trust--Expenses and Charges, Rights
                  of Unit Holders--Distribution of Interest and
                                                                     Principal

                                                                  iv
360838.1



         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS



50.  Trustee's lien..............................................    The Trust--Expenses and Charges--Other
                                                                     Charges, Rights of Unit Holders--
                                                                     Distribution of Interest and Principal

                          VI.  Information Concerning Insurance of Holders of Securities

51.  Insurance of holders of trust's securities..................    Not Applicable

                                            VII.  Policy of Registrant

52.  (a)  Provisions of trust agreement with respect
          to selection or elimination of underlying
          securities.............................................    Objectives, Portfolio, Sponsor--Responsibility
     (b)  Transactions involving elimination of
          underlying securities..................................    Not Applicable
     (c)  Policy regarding substitution or elimination
          of underlying securities...............................    The Trust--Substitution of Bonds,
          .......................................................    Sponsor--Responsibility
     (d)  Fundamental policy not otherwise covered...............    Not Applicable
53.  Tax status of trust.........................................    The Trust--Tax Status

                                   VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during last ten years....................    Not Applicable
55.  Hypothetical account for issuers of periodic
     payment plans...............................................    Not Applicable
56.  Certain information regarding periodic payment
     certificates................................................    Not Applicable
57.  Certain information regarding periodic payment
     plans.........................................Not Applicable
58.  Certain other information regarding periodic
     payment plans...............................................    Not Applicable
59.  Financial statements (Instruction 1(c) to Form S-6).........    Statement of Condition


                                                                  v
360838.1

                              SUBJECT TO COMPLETION
                          ISSUE DATE: DECEMBER 20, 1996


                          GLICKENHAUS VALUE PORTFOLIOS,
                      THE 1997 EQUITY COLLECTION, SERIES I

         A final prospectus for a prior Series of Glickenhaus Value Portfolios, The 1996 Equity Collection is hereby incorporated by reference and used as a preliminary prospectus for The 1997 Equity Collection, Series I. The narrative information and structure of the final prospectus for this Series will be substantially the same as that of the previous final prospectus. Information with respect to pricing, the term of the Trust, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different because each Series has a unique portfolio. Accordingly, the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the estimated current return and estimated long term return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the day of and immediately prior to the effectiveness of the registration statement relating to Units of this Series.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


360762.1

           PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

      The employees of Glickenhaus & Co. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $5,000,000.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement on Form S-6 comprises the following papers and documents:
      The facing sheet on Form S-6.
      The Cross-Reference Sheet.
      The Prospectus consisting of     pages.
      Undertakings.
      Signatures.

      Listed below are the name and registration number of previous series of Glickenhaus Value Portfolios, the final prospectus of which, properly suppplemented, might be used as a preliminary prospectus for Glickenhaus Value Portfolios, The 1997 Equity Collection, Series I. These final prospectuses are incorporated herein by reference:

             Glickenhaus Value Portfolios, The 1996 Equity Collection (Registration No. 33-64155)

             Glickenhaus Value Portolios, The 1996 Equity Collection, Series 2 (Registration No. 333-02881)

             Glickenhaus Value Portfolios, The 1996 Equity Collection, Series III (Registration No. 333-11767)


      Written consents of the following persons:
             Battle Fowler LLP (included in Exhibit 3.1)
             BDO Seidman, LLP

 The following exhibits:

     *1.1   --   Reference Trust Agreement including certain Amendments to
                 the Trust Indenture and Agreement referred to under Exhibit
                 1.1.1 below.

     1.1.1   --  Trust Indenture and Agreement (filed as Exhibit 1.1.1 to
                 Amendment No. 2 to Form S-6 Registration Statement No. 33-64155 on January 24, 1996, and incorporated herein by reference).

     1.3     --  Form of Selected Dealer Agreement (filed as Exhibit 1.3 to
                 Amendment No. 2 to Form S-6 Registration Statement No. 33-64155 on January 24, 1996, and incorporated herein by reference).

     1.6      -- Restated Agreement of Limited Partnership of Glickenhaus &
                 Co. (filed as Exhibit 1.3 to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

--------
*    To be filed by Amendment.

                                      II-i
360838.1

     1.6(a)   -- Agreement of Amendment to Restated Agreement of Limited
                 Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(a) to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     1.6(b)   -- Certificate of Amendment to Restated Agreement of Limited
                 Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(b) to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     1.6(c)   -- Agreement of Amendment to Restated Agreement of Limited
                 Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(c) to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     1.6(d)   -- Agreement of Amendment to Restated Agreement of Limited
                 Partnership of Glickenhaus & Co. (filed as Exhibit 1.2(d) to Amendment No. 1 to Form S-6 Registration Statement No. 33-814 of Empire State Municipal Exempt Trust, Guaranteed Series 23 on April 11, 1986, and incorporated herein by reference).

     2.1     --  Form of Certificate (filed as Exhibit 2.1 to Amendment No. 2 to
                 Form S-6 Registration Statement No. 33-64155 on January 24, 1996, and incorporated herein by reference).

     *3.1    --  Opinion of Battle Fowler LLP as to the legality of the securities being registered.

     4.1     --  Information as to Partners of Glickenhaus & Co. (filed as
                 Exhibit 4.1 to Amendment No. 1 to Form S-6 Registration Statement No. 33-26577 of Empire State Municipal Exempt Trust, Guaranteed Series 46 on April 19, 1989, and incorporated herein by reference).

     4.3     --  Affiliations of Sponsor with other investment companies (filed as Exhibit 4.6 to Amendment No. 1 to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on March 21, 1985, and incorporated herein by reference).

     4.4     --  Stockbrokers' Bond and Policy, Form B for Glickenhaus & Co.
                 (filed as Exhibit 4.7 to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     6.0    --   Copies of Powers of Attorney of General Partners of Glickenhaus
                 & Co. (filed as Exhibit 6.0 to Form S-6 Registration Number
                 33-64155 of Glickenhaus Value Portfolios, The 1996 Equity
                 Collection on November 13, 1995, and incorporated herein by reference).

     *27     --   Financial Data Schedule (for EDGAR filing only).
--------
*    To be filed by Amendment.

                                                      II-ii
360838.1

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Glickenhaus Value Portfolios, The 1997 Equity Collection, Series I has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 20th day of December, 1996.

                                 GLICKENHAUS VALUE PORTFOLIOS, THE 1997
                                 EQUITY COLLECTION, Series I


                                 By:  GLICKENHAUS & CO.
                                    (Sponsor)


                                 By:     /s/ BRIAN C. LAUX

                        (Brian C. Laux, Attorney-in-Fact)

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME                           TITLE                             DATE

       ALFRED FEINMAN*          General Partner
         (Alfred Feinman)

     SETH M. GLICKENHAUS*      General Partner
       (Seth M. Glickenhaus)   Chief Investment Officer

      STEVEN B. GREEN*        Chief Financial Officer
    (Steven B. Green)



*By:  /s/ BRIAN C. LAUX                                       December 20, 1996
      (Brian C. Laux, Attorney-in-Fact)
--------
* Executed copies of Powers of Attorney filed as Exhibit 6.0 to Registration Statement No. 33-64155 on November 13, 1995.

                               CONSENT OF COUNSEL

   The consent of counsel to the use of their name in the Prospectus included in this Registration Statement is contained in their opinion filed as Exhibit 3.1 to this Registration Statement.


                         CONSENT OF INDEPENDENT AUDITORS

The Sponsor and Trustee of Glickenhaus Value Portfolios, The 1997 Equity Collection, Series I


   We hereby consent to the use in this Registration Statement No. 333-_____________ of our report dated December ___, 1996, relating to the Statement of Condition of Glickenhaus Value Portfolios, The 1997 Equity Collection, Series I and to the reference to our firm under the heading "Auditors" in the Prospectus which is a part of such Registration Statement.

                                           BDO SEIDMAN, LLP

New York, New York
December ___, 1997


                                      II-iv